Filed pursuant to Rule 424(b)(5)

Registration No. 333-269306

PROSPECTUS SUPPLEMENT

(To the Prospectus dated April 14, 2023)

Up to $502,230

Ordinary Shares

This prospectus supplement dated June 22, 2023, or this Prospectus Supplement, supplements the Sales Agreement Prospectus Supplement dated April 14, 2023 that forms a part of our registration statement on Form F-3 (Registration No. 333-269306) that we filed with the Securities and Exchange Commission on January 19, 2023, or the Prospectus. This Prospectus Supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto. This Prospectus Supplement supplements or amends only those sections of the Prospectus identified in this Prospectus Supplement; all other sections of the Prospectus remain unchanged.

The Prospectus relates to the offering, issuance and sale by us of shares of our ordinary shares, no par value per share, or Ordinary Shares, that may be issued and sold from time to time under a Sales Agreement that we entered into with A.G.P./Alliance Global Partners, or the Agent, on April 14, 2023.

We are filing this Prospectus Supplement to supplement and amend, as of June 22, 2023, the Prospectus to reduce the maximum aggregate offering price of our Ordinary Shares that may be offered, issued and sold under the Sales Agreement. Accordingly, we may offer and sell Ordinary Shares having a maximum aggregate offering price of up to $502,230 from time to time through the Agent, acting as our sales agent or principal in accordance with the Sales Agreement.

Sales of our Ordinary Shares, if any, under the Prospectus and this Prospectus Supplement, may be made in sales deemed to be “at the market offerings” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, or the Securities Act. The Agent is not required to sell any specific number or dollar amount of securities but will act as a sales agent on a best efforts basis and will use commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between the Agent and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

The Agent will be entitled to compensation at a commission rate of 3.0% of the gross sales price per share sold pursuant to the terms of the Sales Agreement. See “Plan of Distribution” beginning on page S-22 of the Prospectus for additional information regarding the compensation to be paid to the Agent. In connection with the sale of our Ordinary Shares on our behalf, the Agent will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of the Agent will be deemed to be underwriting commissions or discounts. We also have agreed to provide indemnification and contribution to the Agent with respect to certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended.

Our Ordinary Shares and warrants, each warrant exercisable for one Ordinary Share, are traded on the Nasdaq Capital Market under the symbols “NRSN” and “NRSNW,” respectively. The last reported sale price for our Ordinary Shares on June 20, 2023 as quoted on the Nasdaq Capital Market was $1.62 per share, and the last reported sale price for our warrants on June 20, 2023 as quoted on the Nasdaq Capital Market was $0.32 per warrant.

The highest aggregate market value of the outstanding Ordinary Shares held by non-affiliates within the 60 days prior to this Prospectus Supplement was approximately $18.1 million, based on 12,120,205 Ordinary Shares outstanding, of which 8,554,006 are held by non-affiliates, and the closing sale price of our Ordinary Shares on Nasdaq of $2.12 on April 25, 2023. Pursuant to General Instruction I.B.5 of Form F-3, in no event will we sell, pursuant to the registration statement of which this Prospectus Supplement forms a part, securities with a value exceeding one-third of the aggregate market value of our outstanding Ordinary Shares held by non-affiliates in any 12 calendar month period, so long as the aggregate market value of our Ordinary Shares held by non-affiliates is less than $75.0 million. During the 12 calendar month period that ends on, and includes, the date of this Prospectus Supplement, we have sold approximately $7,200 of our securities pursuant to General Instruction I.B.5 of Form F-3.

Investing in our Ordinary Shares involves risk. See “Risk Factors” beginning on page S-4 of the Prospectus and in the documents incorporated by reference into the Prospectus for a discussion of information that should be considered in connection with an investment in our Ordinary Shares.

Neither the Securities and Exchange Commission nor any state or other foreign securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

A.G.P.

Prospectus Supplement dated June 22, 2023